Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 31, 2007

Nikko Cordial Corporation

October 31, 2007

Nikko Cordial Corporation

Notice Concerning Change of Transfer Agent

We hereby announce that our Board of Directors, at the meeting held on October 31, 2007, resolved to change our transfer agent as follows:

1.Change of transfer agent

[New transfer agent]

Transfer Agent	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Mitsubishi UFJ Trust and Banking Corporation
Office Handling Transfer Operations	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Corporate agency division of Mitsubishi UFJ Trust and Banking Corporation
Liaison Offices	Nationwide branches of Mitsubishi UFJ Trust and Banking Corporation

[Current transfer agent]

Transfer Agent	33-1, Shiba 3-chome, Minato-ku, Tokyo
The Chuo Mitsui Trust and Banking Company, Limited
Office Handling Transfer Operations	33-1, Shiba 3-chome, Minato-ku, Tokyo
Head office of The Chuo Mitsui Trust and Banking Company, Limited
Liaison Offices	Nationwide branches of The Chuo Mitsui Trust and Banking Company, Limited.
Head office and nationwide branches of Japan Securities Agents, Ltd.

This material is an English translation of a Japanese announcement made on October 31, 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.

2.Starting date of service by new transfer agent

December 20, 2007

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This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

This material is an English translation of a Japanese announcement made on October 31, 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.